Exhibit 99.1

Borr Drilling Limited – Sale of two standard jack-up drilling rigs

A wholly owned subsidiary of Borr Drilling Limited (the “Company”) (NYSE: “BORR”, OSE: “BDRILL”), has on April 30, 2020, sold two standard jack-up drilling rigs, the “Dhabi II” and the “Paragon B152”, for total cash proceeds of $15.8 million, including the associated backlog effective from April 1, 2020.  The Company will continue to operate the rigs under a services agreement which will ensure continuity for our customer.  The rigs are unencumbered, and the liquidity effect for the Company is equal to the sales proceeds. The Company expects to record a gain of approximately $11.5 million.

The sale of the rigs is in line with the Company’s long term strategy to focus on the operation of its core fleet of modern jack-up drilling rigs.

April 30, 2020
Borr Drilling Limited
Hamilton, Bermuda

Forward looking statements

This press release includes forward looking statements, which do not reflect historical facts and may be identified by words such as "expect", “will” and similar expressions and include statements relating to the sale of two rigs, that the Company will continue to operate the rigs, expected gain to be recorded and the Company's strategy and other non-historical matters.  Such forward-looking statements are subject to risks,  uncertainties and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein, including risks related to continued operation of the rigs and accounting treatment of the sale and other factors described in the section entitled “Risk Factors” in our filings with the Securities and Exchange Commission.  These forward-looking statements are made only as of the date of this release. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.